VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds and Mr. Jay Williamson

Re:	DaVita Inc.
Amended Registration Statement on Form S-4 Filed August 29, 2012 File No. 333-182572

Mr. Reynolds and Mr. Williamson:

On behalf of our client, DaVita Inc. (“DaVita” or the “Company”), we have electronically transmitted under separate cover Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-182572) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended.

This letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated September 12, 2012 (the “Comment Letter”), with respect to the Registration Statement. For your convenience, we have enclosed a marked copy of Amendment No. 2 with this letter, reflecting all changes from the Registration Statement as filed on August 29, 2012.

For your convenience, set forth in italics below are your numbered comments, with the Company’s responses immediately following. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 2.

Form S-4, filed August 29, 2012

1.	We reissue comment three of our letter dated August 2, 2012. Please revise the prospectus cover page to clearly reflect disclosure of the public offering, including the resale registration. Such disclosure should clearly set forth the number of shares being registered for resale. Similarly revise the fee table.

In response to the Staff’s comment, the Company has revised the prospectus cover page to state the number of shares of DaVita Common Stock that are being registered for resale, as set forth in further detail in the section entitled “Selling Security Holders” beginning on page 210 of the prospectus. The Company has also revised the registration fee table to clearly identify the number of number of shares being registered for resale.

2.	We note your response to comment 7 from our letter dated August 2, 2012 and reissue. Please revise to address material projections provided by HCP to DaVita or provide a more detailed analysis as to why the projections are not material. Such projections would appear to be material to HCP investors, who will be voting on this transaction. To the extent you continue to believe the projections are not material, provide us supplementally with the projections.

In response to the Staff’s comment, the Company has supplemented its disclosure beginning on page 94 of the prospectus.

Exhibits

3.	Please include in the exhibits index the material agreements filed with the Form 8-K on August 28, 2012, which relate to the financing for this merger, and incorporate them by reference. In addition, Exhibit 10.1 to the Form 8-K is missing exhibits, schedules, and/or attachments. Please file the agreement in its entirety.

In response to the Staff’s comment, the Company has revised the exhibit index to include the material agreements relating to the financing for the Merger filed with the Company’s Form 8-K on August 28, 2012 and to incorporate such agreements by reference.

The Company respectfully submits that Amendment No. 2 to the Credit Agreement (defined below), dated as of August 24, 2012 and filed on August 28, 2012 as Exhibit 10.1 to the Company’s Current Report on Form 8-K, included a copy of the Credit Agreement, dated as of October 20, 2010, by and among DaVita Inc., the guarantors party thereto, the lenders party thereto and the other parties thereto (the “Credit Agreement”), marked for ease of review to show changes resulting from Amendment No. 2 to the Credit Agreement. The Company respectfully submits that all exhibits and schedules to the Credit Agreement that were changed by Amendment No. 2 to the Credit Agreement were filed as attachments thereto. All other exhibits and schedules to the Credit Agreement remained unchanged and were filed with the original Credit Agreement. The Company has included the Credit Agreement and Amendment No. 2 to the Credit Agreement as Exhibits 10.4 and 10.6, respectively, to Amendment No. 2 and incorporated the same by reference.

4.	We reissue comment 11 of our letter dated August 2, 2012. Please file Dr. Margolis’ employment agreement, as required by Item 601(b)(10) of Regulation S-K which you disclose on page 96 was entered into concurrently with the merger agreement. We note that you are negotiating terms to amend the employment agreement. When such terms have been finalized, please file the agreement or a form of the agreement and update the disclosure in the prospectus to reflect the amended terms.

In response to the Staff’s comment, the Company has filed Dr. Margolis’ employment agreement with DaVita and HCP as Exhibit 10.1 to Amendment No. 2. The employment agreement was entered into concurrently with the execution of the Merger Agreement and, according to its terms, will become effective at the effective time of the Merger. As the Staff notes, the Company and Dr. Margolis are negotiating terms to amend the employment agreement. The Company will file any subsequent employment agreement and update the disclosure in the prospectus accordingly at the appropriate time.

Exhibit 5.1

5.	Your opinion refers to the substantive laws of the States of New York and Ohio; however, the issuer is incorporated in Delaware. The legality opinion should be based upon the laws of the state of incorporation. Please revise your opinion accordingly.

In response to the Staff’s comment, the Company has filed a revised opinion as Exhibit 5.1 to Amendment No. 2.

*    *     *

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-887-1554.

Very truly yours,

/s/ David P. Slotkin
David P. Slotkin

Cc:	Kim M. Rivera

Spencer D. Klein

Robert E. Denham

Mark H. Kim